
April 3, 2024

Richard Adcock
Chief Executive Officer and President
ImmunityBio, Inc.
3530 John Hopkins Court
San Diego, California 92121

> **Re: ImmunityBio, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 29, 2024**
> **File No. 333-278361**

Dear Richard Adcock:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Thomas E. Hornish, Esq.